EXHIBIT 99.17

Execution Version

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this "Agreement") is made and entered into as of March 26, 2026 (the "Effective Date") by and among HealthQuest Partners II, L.P., a Delaware limited partnership (the "Seller"), Madryn Health Partners, LP, a Delaware limited partnership ("MHP") and Madryn Health Partners (Cayman Master), LP, a limited partnership formed in the Cayman Islands ("MHP Cayman", and together with MHP, each, a "Purchaser" and collectively, the "Purchasers").

WHEREAS, the Seller owns (a) 37,187 shares of Common Stock, $0.0001 per share (the "Common Shares") of Venus Concept Inc., a Delaware corporation (the "Company"), and (b) 335,000 shares of Voting Convertible Preferred Stock of the Company, par value $0.001 per share ("Preferred Shares", and together with the Common Shares, the "Shares"); and

WHEREAS, the Seller wishes to sell to each Purchaser, and each Purchaser wishes to purchase from Seller, the Shares set forth opposite such Purchaser's name on Exhibit A attached hereto, subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows.

1. **PURCHASE AND SALE OF SHARES**.

1.1 <u>Purchase and Sale</u>. On the terms and subject to the conditions set forth in this Agreement, Seller hereby agrees to sell, transfer and assign to the applicable Purchaser, and each Purchaser hereby severally (and not jointly) agrees to purchase from the Seller, in each case on the Closing Date (as defined below), all of Seller's right, title and interest in and to (a) the number of Common Shares set forth opposite such Purchaser's name on Exhibit A attached hereto under the heading titled "Common Shares", and (b) the number of Preferred Shares set forth opposite such Purchaser's name on Exhibit A attached hereto under the heading titled "Preferred Shares".

1.2 <u>Purchase Price</u>. The aggregate purchase price for the Shares shall be $755,646.90 (the "Purchase Price"). The Purchasers shall pay their respective portion of the aggregate Purchase Price in the form of a promissory note, (a) in the case of MHP, substantially in the form of Exhibit B-1 attached hereto (the "MHP Note"), and (b) in the case of MHP Cayman, substantially in the form of Exhibit B-2 attached hereto (the "MHP Cayman Note" and, together with the MHP Note, the "Notes"), in each case issued by the applicable Purchaser to the Seller concurrently with the execution, closing and delivery of this Agreement. The Purchase Price shall be allocated $754,159.42 to the Preferred Shares and $1,487.48 to the Common Shares.

2. **CLOSING.**

2.1 <u>Closing.</u> The closing of the transactions contemplated by this Agreement (the "Closing") shall take place simultaneously with the execution of this Agreement on the Effective Date (the "Closing Date") by the exchange of documents and signatures (or their electronic counterparts).

2.2 <u>Deliveries by Seller.</u> At the Closing, Seller shall deliver to the Company (a) (i) if any Shares are represented by any certificate(s) or agreements, the certificate(s) or agreements representing such Shares (together with an appropriate stock power or instrument of transfer (in form and substance reasonably satisfactory to the Purchasers)) or (ii) if any Shares are uncertificated, Seller's instruction to the appropriate officers, employees or agents of the Company that such Shares registered in book-entry form in the name of Seller be surrendered and that the book-entry be updated appropriately (together with an appropriate stock power or instrument of transfer (in form and substance reasonably satisfactory to the Purchasers)); and (b) an executed copy of this Agreement. The Seller and Purchasers acknowledge and agree that, if any Shares are uncertificated, delivery of an executed copy of this Agreement to the Company shall constitute Seller's direction or instruction as provided in sub-clause (ii) of clause (a) of the immediately preceding sentence. At the Closing, each Seller shall also deliver to each Purchaser a proof of delivery to the Company (such proof to be reasonably satisfactory to each Purchaser) of the applicable items contemplated to be delivered to the Company under this Section 2.2.

2.3   Deliveries by Purchasers. At the Closing, (a) MHP shall deliver the MHP Note to the Seller and (b) MHP Cayman shall deliver the MHP Cayman Note to the Seller, in each case duly executed by the applicable Purchaser.

2.4   Conditions to Seller's Obligations. The obligations of Seller to consummate the Closing are subject to each Purchaser having delivered its duly executed Note.

3.   REPRESENTATIONS AND WARRANTIES OF PURCHASERS. Each Purchaser severally and not jointly with respect to itself only, and not with respect to any other Purchaser or any other party, represents and warrants to Seller as follows:

3.1   Authority. Such Purchaser has full legal right, power and authority to enter into, perform its obligations and consummate the transactions contemplated under this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement and required to be executed by such Purchaser in connection with the consummation of the transactions contemplated by this Agreement (collectively, the "Purchaser Documents") and to purchase the Shares it is purchasing under this Agreement. This Agreement and each Purchaser Document has been duly authorized, executed and delivered on behalf of such Purchaser, and this Agreement and each Purchaser Document constitutes (assuming due authorization, execution, and delivery by the other parties hereto and thereto) the valid and legally binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies. Such Purchaser has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization as the type of entity that it purports to be.

3.2   Non-contravention. The execution, delivery and performance by such Purchaser of this Agreement and the consummation by such Purchaser of the transactions contemplated hereby will not (a) result in a violation of the organizational documents of such Purchaser, (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, any agreement, contract, indenture or instrument to which such Purchaser is a party, (c) result in a violation of any laws, statutes, rules, codes, regulations, restrictions, ordinances, orders, decrees, approvals, directives, judgments, injunctions, writs, awards and decrees of, or issued by, or otherwise require the consent of, or registration, declaration or filing with, any Governmental Entity (as defined below) applicable to such Purchaser, except in the case of clauses (b) and (c) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Purchaser to consummate the transactions contemplated by this Agreement and to perform its obligations hereunder. "Governmental Entity" means any federal, state, local or foreign government, any political subdivision thereof, or any court, arbitrator or arbitration panel, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency.

3.3   Compliance with Securities Laws. Such Purchaser understands and acknowledges that, in reliance upon the representations and warranties made by such Purchaser herein, the Shares such Purchaser is purchasing hereunder are not being registered with the Securities and Exchange Commission under the Securities Act of 1933 (the "1933 Act"), but instead are being transferred under exemptions from the registration and qualification requirements of the 1933 Act or other applicable securities laws which impose certain restrictions on such Purchaser's ability to transfer such Shares.

3.4   Purchase for Own Account. Such Purchaser is purchasing the Shares for such Purchaser's own account (or the account of its affiliates), for investment purposes only and not with a view to, or for sale in connection with, a distribution of the Shares within the meaning of the 1933 Act. Such Purchaser has no present intention of selling or otherwise disposing of all or any portion of the Shares and such Purchaser has not granted or agreed to grant any beneficial ownership of any of the Shares to any other person (other than the members, manager, partners and/or stockholders of such Purchaser who may be deemed to have an indirect beneficial interest by virtue of their ownership interests in such Purchaser).

3.5   Legal Proceedings. There are no actions, suits, claims, investigations or other legal proceedings pending or, to the actual knowledge of such Purchaser, threatened against or by Purchaser that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

4.   REPRESENTATIONS AND WARRANTIES OF SELLER. Seller represents and warrants to each Purchaser as follows:

4.1   Authority. Seller has full legal right, power and authority to enter into, perform its obligations and consummate the transactions contemplated under this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement and required to be executed by the Seller in connection with the consummation of the transactions contemplated by this Agreement (collectively, the "Seller Documents") and to sell the Shares under this Agreement. This Agreement and each Seller Document has been duly authorized, executed and delivered on behalf of Seller, and this Agreement and each Seller Document constitutes (assuming due authorization, execution, and delivery by the other parties hereto and thereto) the valid and legally binding obligation of Seller enforceable against Seller in accordance with its terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies. The Seller has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization as the type of entity that it purports to be.

4.2   Non-contravention. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby will not (a) result in a violation of the organizational documents of Seller, (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under any agreement, contract, indenture, or instrument to which Seller is a party, or (c) result in a violation of any laws, statutes, rules, codes, regulations, restrictions, ordinances, orders, decrees, approvals, directives, judgments, injunctions, writs, awards and decrees of, or issued by, or otherwise require the consent of, or registration, declaration or filing with, any Governmental Entity applicable to Seller, except in the case of clauses (b) and (c) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Seller to consummate the transactions contemplated by this Agreement and to perform its obligations hereunder.

4.3   No General Solicitation. At no time has Seller presented any Purchaser or any other party with, or solicited any Purchaser or any other party through, any publicly issued or circulated newspaper, mail, radio, television, internet or other form of general advertisement or solicitation in connection with the transfer of the Shares.

4.4   No Broker-Dealer; No Financial Advisor. Seller has not effected this transfer of Shares by or through a broker-dealer in any public offering. No person has acted, directly or indirectly, as a broker, finder or financial advisor for the Seller in connection with the transactions contemplated by this Agreement and no person is or will be entitled to any fee or commission or like payment in respect thereof.

4.5   Legal Proceedings.   There are no suits, actions, claims, proceedings or investigations pending or, to the knowledge of Seller, threatened against, relating to or involving Seller which would reasonably be expected to adversely affect Seller's ability to consummate the transactions contemplated by this Agreement. Seller is not subject to any bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar proceeding relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

4.6   Title to Shares. The Seller has the power, authority and legal capacity to sell, transfer, assign, and deliver the Shares as provided in this Agreement. Seller has good and valid marketable title to all Shares it is selling to the Purchasers hereunder, free and clear of any pledge, lien, security interest, encumbrance, claim, charge, option, right of first refusal or offer, tag-along right, restriction or equitable interest of any nature whatsoever (collectively, "Liens"). Upon the sale and transfer of the Shares in accordance with the provisions of this Agreement, each Purchaser will acquire good and valid marketable title to its Shares, free and clear of any Liens. There are no preemptive rights, co-sale rights, rights of first refusal, management equity holder transfer restrictions or similar rights with respect to the Shares to which the Seller may be entitled, or that such Seller has granted to any other person, in relation to the sale and purchase of the Shares hereunder. The Seller is not a party to any voting trust, proxy, or other agreement or understanding between or among any persons that affects or relates to the voting or giving of written consent with respect to the Shares.

4.7   Sophisticated Seller. The Seller (a) is a sophisticated individual or entity familiar with transactions similar to those contemplated by this Agreement, (b) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Shares, and (c) has independently and without reliance upon any Purchaser, and based on such information and the advice of such advisors as the Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Seller acknowledges that the Purchasers and their affiliates may be in possession of material non-public information not known to such Seller (the "Purchaser Excluded Information"). Such Seller agrees that neither the Purchasers nor their affiliates shall be obligated to disclose any Purchaser Excluded Information or have any liability to such Seller with respect to the failure to disclose any Purchaser Excluded Information. Such Seller acknowledges that none of the Purchasers nor any affiliate of any Purchaser is acting as a fiduciary or financial or investment advisor to such Seller, and has not given such Seller any investment advice, opinion or other information on whether the sale of the Shares is prudent.

5.   **GENERAL PROVISIONS**.

5.1   **Successors and Assigns; Assignment.** Except as otherwise provided in this Agreement, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives. No party to this Agreement may assign, whether voluntarily or by operation of law, any of its rights and obligations under this Agreement, except with the prior written consent of the other parties to this Agreement.

5.2   **Governing Law**. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to that body of laws pertaining to conflict of laws.

5.3   **Dispute Resolution.** The parties hereby (a) irrevocably and unconditionally submit to the jurisdiction of the federal or state courts located in the State of Delaware for the purpose of any suit, action or other proceeding arising out of, related to, or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of, related to, or based upon this Agreement except in the federal or state courts located in the State of Delaware, and (c) waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

5.4   **WAIVER OF JURY TRIAL.** EACH OF THE PARTIES HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH OF THE PARTIES HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

5.5   **Specific Performance.** The parties hereto acknowledge and agree that a breach of this Agreement would cause irreparable damage and that the parties hereto will not have an adequate remedy at law. Therefore, the obligations of the parties hereto under this Agreement, including the Seller's obligations to sell or otherwise transfer the Shares to the Purchasers, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

5.6   **Notices**. All notices and other communications under this Agreement shall be in writing and shall be deemed delivered (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by electronic mail (with written confirmation of transmission), or (c) one (1) business day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

If to the Seller, to:

HealthQuest Partners II, L.P.
c/o HealthQuest Capital Management, L.P.
805 Las Cimas Parkway, Suite 245
Austin, TX 78746
Attn: Garheng Kong and Ajay Madan

Email: [***]

With a copy (which shall not constitute notice) to:

HealthQuest Partners II, L.P.
555 Twin Dolphin Drive, Suite 370
Redwood City, CA 94065
Attn: Manfred Yu, Chief Financial Officer
Email: [***]

If to the Purchasers, to:

Madryn Asset Management, LP
330 Madison Avenue, 33rd Floor
New York, NY 10017
Attn: Avinash Amin
Email: [***]

With a copy to (which shall not constitute notice):

Moore & Van Allen PLLC
100 North Tyron Street, Suite 4700
Charlotte, NC 28202
Attn: Tripp Monroe
Email: [***]

   5.7 **Further Assurances.** The parties hereto agree to execute such further documents and instruments and to take such further actions for no additional consideration as may be reasonably necessary to carry out the purposes and intent of this Agreement.

   5.8 **Titles and Headings.** The titles, captions and headings of this Agreement arc included for ease of reference only and will be disregarded in interpreting or construing this Agreement. Unless otherwise specifically stated, all references herein to "sections" and "exhibits" will mean "sections" and "exhibits" to this Agreement.

   5.9 **Entire Agreement.** This Agreement and the documents referred to herein constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

   5.10 **Severability.** If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement. Notwithstanding the forgoing, if the value of this Agreement based upon the substantial benefit of the bargain for any party is materially impaired, which determination as made by the presiding court or arbitrator of competent jurisdiction shall be binding, then both parties agree to substitute such provision(s) through good faith negotiations.

5.11   **Amendment and Waivers.** This Agreement may be amended only by a written agreement executed by each of the parties hereto. No amendment of or waiver of, or modification of any obligation under this Agreement will be enforceable unless set forth in a writing signed by the party against which enforcement is sought. Any amendment effected in accordance with this section will be binding upon all parties hereto and each of their respective successors and assigns. No delay or failure to require performance of any provision of this Agreement shall constitute a waiver of that provision as to that or any other instance. No waiver granted under this Agreement as to any one provision herein shall constitute a subsequent waiver of such provision or of any other provision herein, nor shall it constitute the waiver of any performance other than the actual performance specifically waived.

5.12   **Counterparts; Facsimile Signatures.** This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement. This Agreement may be executed and delivered by facsimile or other means of electronic delivery and upon such delivery the signature will be deemed to have the same effect as if the original signature had been delivered to the other party or parties.

5.13   **Expenses.** All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the transfer is consummated.

5.14   **Survival.** Subject to applicable statute of limitations, the representations, warranties, agreements and covenants contained herein shall survive the Closing and the delivery of the Shares.

[Signature pages follow]

IN WITNESS WHEREOF, each of the Seller and the Purchasers have executed this Agreement, as of the Effective Date.

SELLER: **HEALTHQUEST PARTNERS II, L.P.**

By: HEALTHQUEST VENTURE
MANAGEMENT II, L.L.C., its General Partner

By: /s/ Garheng Kong
Name: Garheng Kong
Title: Managing Member

PURCHASERS: **MADRYN HEALTH PARTNERS, LP**

By: MADRYN HEALTH ADVISORS, LP,
    its General Partner

By: MADRYN HEALTH ADVISORS GP,
    LLC, its General Partner

By: /s/ Avinash Amin
Name: Avinash Amin
Title: Member

MADRYN HEALTH PARTNERS (CAYMAN MASTER), LP

By: MADRYN HEALTH ADVISORS, LP,
    its General Partner

By: MADRYN HEALTH ADVISORS GP,
    LLC, its General Partner

By: /s/ Avinash Amin
Name: Avinash Amin
Title: Member

EXHIBIT A

PURCHASED SHARES

Purchaser	Common Shares	Preferred Shares
Madryn Health Partners, LP	13,759	123,950
Madryn Health Partners (Cayman Master), LP	23,428	211,050
Total:	**37,187**	**335,000**

EXHIBIT B-1

MHP NOTE

See attached.

PROMISSORY NOTE

$279,589.35   March 26, 2026

FOR VALUE RECEIVED, MADRYN HEALTH PARTNERS LP, a Delaware limited partnership (the "Maker") hereby unconditionally promises to pay to the order of HealthQuest Partners II, L.P., a Delaware limited partnership (the "Noteholder") the principal amount of $279,589.35 (the "Loan"), together with all accrued interest thereon, as provided in this Promissory Note (this "Note").

1.   Principal Payments.

(a)   Maturity Date. The aggregate unpaid principal amount of the Loan, all accrued and unpaid interest, and all other amounts payable under this Note shall be due and payable on March 26, 2029.

(b)   Prepayment. The Maker may prepay the Loan in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with accrued interest thereon to the date of the prepayment.

2.   Interest.

(a)   Interest Rate. The principal amount outstanding under this Note from time to time shall bear interest at a rate per annum (the "Interest Rate") of four percent (4.0%).

(b)   Interest Payment Dates. Interest shall be payable in kind annually by capitalizing such interest and adding it to the principal amount of the Loan on each of March 26, 2027, March 26, 2028 and March 26, 2029.

(c)   Computation of Interest. All computations of interest hereunder shall be made on the basis of a year of 360 days, and the actual number of days elapsed. Interest shall begin to accrue on the Loan on the date of this Note. For any portion of the Loan that is repaid, interest shall not accrue on the date on which such payment is made.

(d)   Interest Rate Limitation. If at any time the Interest Rate payable on the Loan shall exceed the maximum rate of interest permitted under applicable law, such Interest Rate shall be reduced automatically to the maximum rate permitted.

3.   Payment Mechanics.

(a)   Manner of Payment. All payments of principal and interest (other than interest paid-in-kind) shall be made in US dollars no later than 5:00 P.M. (Eastern Time) on the Maturity Date. Such payments shall be made by wire transfer of immediately available funds to the Noteholder's account at a bank specified by the Noteholder in writing to the Maker from time to time.

(b)   Application of Payments. All payments shall be applied, *first*, to accrued interest, and, *second*, to principal outstanding under this Note.

(c)   Business Day. Whenever any payment hereunder is due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day, and interest shall be calculated to include such extension. "Business Day" means a day other than Saturday, Sunday, or other day on which commercial banks in New York, NY are authorized or required by law to close.

4. Events of Default. The occurrence and continuance of any of the following shall constitute an "Event of Default" hereunder:

(a) Failure to Pay. The Maker fails to pay (i) any principal amount of the Loan when due; or (ii) any other amount due hereunder within ten (10) days after such amount is due.

(b) Bankruptcy; Insolvency.

(i) The Maker institutes a voluntary case seeking relief under any law relating to bankruptcy, insolvency, reorganization, or other relief for debtors.

(ii) An involuntary case is commenced seeking the liquidation or reorganization of the Maker under any law relating to bankruptcy or insolvency, and such case is not dismissed or vacated within sixty (60) days of its filing.

(iii) The Maker makes a general assignment for the benefit of its creditors.

(iv) The Maker is unable, or admits in writing its inability, to pay its debts as they become due.

(c) Breach of Reporting Covenant. The Maker fails to comply with the obligation set forth in Section 6 (Reporting).

5. Remedies. Upon the occurrence and during the continuance of an Event of Default, the Noteholder may, at its option, by written notice to the Maker declare the outstanding principal amount of the Loan, accrued and unpaid interest thereon, and all other amounts payable hereunder immediately due and payable. Furthermore, notwithstanding anything to the contrary contained herein, after the occurrence and during the continuance of an Event of Default, the Interest Rate on this Note shall be increased to 7% per annum upon written notice of the occurrence of such Event of Default (which notice shall not be required in the event of an Event of Default arising under Section 4(b)) unless otherwise waived in writing by the Noteholder.

6. Reporting. Maker will send to Noteholder, on an annual basis within ninety (90) days of the end of each calendar year, a report of Maker's net asset value, as determined in good faith by Maker and consistent with Maker's customary calculations of net asset value presented to other financial stakeholders, and each such report will show no less than $10,000,000 in net asset value when the assets of Maker and Madryn Health Partners (Cayman Master), LP (reported by such entity in connection with its Promissory Note) are aggregated. Maker will provide a copy of the most recently available balance sheet of Maker to Noteholder upon request.

7. Consent to Judgment. The Maker hereby irrevocably consents to the entry of judgment against it, upon the occurrence of an Event of Default, for all amounts due under this Note, to the fullest extent permitted by applicable law.

8. Expenses. Each party hereto shall bear their own expenses incurred in connection with the negotiation, documentation, and execution of this Note; provided that the Maker agrees to reimburse the Noteholder upon demand for all reasonable and documented out-of-pocket costs and expenses (including

reasonable attorneys' fees) incurred by the Noteholder in connection with the enforcement of this Note or the protection of its rights hereunder after the occurrence of an Event of Default.

9.   Notices. All notices and other communications under this Note shall be in writing and shall be deemed delivered (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by electronic mail (with written confirmation of transmission), or (c) one (1) business day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

    (a)   If to the Maker:

    Madryn Asset Management, LP
    330 Madison Avenue, 33rd Floor
    New York, NY 10017
    Attn: Avinash Amin
    Email: [***]

    With a copy to (which shall not constitute notice):

    Moore & Van Allen PLLC
    100 North Tyron Street, Suite 4700
    Charlotte, NC 28202
    Attn: Tripp Monroe

    (b)   If to the Noteholder:

    HealthQuest Partners II, L.P.
    c/o HealthQuest Capital Management, L.P.
    805 Las Cimas Parkway, Suite 245
    Austin, TX 78746
    Attn: Garheng Kong and Ajay Madan
    Email: [***]

    With a copy to (which shall not constitute notice):

    HealthQuest Partners II, L.P.
    555 Twin Dolphin Drive, Suite 370
    Redwood City, CA 94065
    Attn: Manfred Yu, Chief Financial Officer
    Email: [***]

10.   Governing Law. This Note will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to that body of laws pertaining to conflict of laws.

11.   Disputes. The parties hereby (a) irrevocably and unconditionally submit to the jurisdiction of the federal or state courts located in the State of Delaware for the purpose of any suit, action or other proceeding arising out of, related to, or based upon this Note, (b) agree not to commence any suit, action or other proceeding arising out of, related to, or based upon this Note except in the federal or state courts located in the State of Delaware, and (c) waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the

suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Note or the subject matter hereof may not be enforced in or by such court.

12.   WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS NOTE OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS NOTE OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH OF THE PARTIES HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS NOTE WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

13.   Successors and Assigns. This Note may be not be assigned or transferred by the Noteholder, except to an affiliate thereof. The Maker may not assign this Note without the prior written consent of the Noteholder.

14.   Integration. This Note and that certain Securities Purchase Agreement, dated as of the date hereof, by and among, *inter alios*, the Maker and the Noteholder executed in connection herewith constitutes the entire contract between the Maker and the Noteholder with respect to the subject matter hereof and supersedes all previous agreements and understandings, oral or written, with respect thereto.

15.   Amendments and Waivers. No term of this Note may be waived, modified, or amended, except by an instrument in writing signed by the Maker and the Noteholder. Any waiver of the terms hereof shall be effective only in the specific instance and for the specific purpose given.

16.   No Waiver; Cumulative Remedies. No failure by the Noteholder to exercise and no delay in exercising any right, remedy, or power hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, or power hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, or power. The rights, remedies, and powers herein provided are cumulative and not exclusive of any other rights, remedies, or powers provided by law.

17.   Severability. If any term or provision of this Note is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Note or render such term or provision invalid or unenforceable in any other jurisdiction.

18.   Counterparts. This Note may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement. This Note may be executed and delivered by facsimile or other means of electronic delivery and upon such delivery the signature will be deemed to have the same effect as if the original signature had been delivered to the other party or parties.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Maker has executed this Note as of the date first written above.

MADRYN HEALTH PARTNERS, LP

By: MADRYN HEALTH ADVISORS, LP,
    its General Partner

By: MADRYN HEALTH ADVISORS GP,
    LLC, its General Partner

By: _____
Name:
Title:

Accepted and agreed:

HEALTHQUEST PARTNERS II, L.P.

       By: HEALTHQUEST VENTURE MANAGEMENT II, L.L.C.,
           its General Partner

By_____
Name: Garheng Kong
Title: Managing Member

EXHIBIT B-2

MHP CAYMAN NOTE

See attached.

PROMISSORY NOTE

$476,057.55   March 26, 2026

FOR VALUE RECEIVED, MADRYN HEALTH PARTNERS (CAYMAN MASTER), LP, a limited partnership formed in the Cayman Islands (the "Maker") hereby unconditionally promises to pay to the order of HealthQuest Partners II, L.P., a Delaware limited partnership (the "Noteholder") the principal amount of $476,057.55 (the "Loan"), together with all accrued interest thereon, as provided in this Promissory Note (this "Note").

1.   Principal Payments.

(a)   Maturity Date. The aggregate unpaid principal amount of the Loan, all accrued and unpaid interest, and all other amounts payable under this Note shall be due and payable on March 26, 2029.

(b)   Prepayment. The Maker may prepay the Loan in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with accrued interest thereon to the date of the prepayment.

2.   Interest.

(a)   Interest Rate. The principal amount outstanding under this Note from time to time shall bear interest at a rate per annum (the "Interest Rate") of four percent (4.0%).

(b)   Interest Payment Dates. Interest shall be payable in kind annually by capitalizing such interest and adding it to the principal amount of the Loan on each of March 26, 2027, March 26, 2028 and March 26, 2029.

(c)   Computation of Interest. All computations of interest hereunder shall be made on the basis of a year of 360 days, and the actual number of days elapsed. Interest shall begin to accrue on the Loan on the date of this Note. For any portion of the Loan that is repaid, interest shall not accrue on the date on which such payment is made.

(d)   Interest Rate Limitation. If at any time the Interest Rate payable on the Loan shall exceed the maximum rate of interest permitted under applicable law, such Interest Rate shall be reduced automatically to the maximum rate permitted.

3.   Payment Mechanics.

(a)   Manner of Payment. All payments of principal and interest (other than interest paid-in-kind) shall be made in US dollars no later than 5:00 P.M. (Eastern Time) on the Maturity Date. Such payments shall be made by wire transfer of immediately available funds to the Noteholder's account at a bank specified by the Noteholder in writing to the Maker from time to time.

(b)   Application of Payments. All payments shall be applied, *first*, to accrued interest, and, *second*, to principal outstanding under this Note.

(c)   <u>Business Day</u>. Whenever any payment hereunder is due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day, and interest shall be calculated to include such extension. "<u>Business Day</u>" means a day other than Saturday, Sunday, or other day on which commercial banks in New York, NY are authorized or required by law to close.

4.   <u>Events of Default</u>. The occurrence and continuance of any of the following shall constitute an "<u>Event of Default</u>" hereunder:

(a)   <u>Failure to Pay</u>. The Maker fails to pay (i) any principal amount of the Loan when due; or (ii) any other amount due hereunder within ten (10) days after such amount is due.

(b)   <u>Bankruptcy; Insolvency</u>.

(i)   The Maker institutes a voluntary case seeking relief under any law relating to bankruptcy, insolvency, reorganization, or other relief for debtors.

(ii)   An involuntary case is commenced seeking the liquidation or reorganization of the Maker under any law relating to bankruptcy or insolvency, and such case is not dismissed or vacated within sixty (60) days of its filing.

(iii)   The Maker makes a general assignment for the benefit of its creditors.

(iv)   The Maker is unable, or admits in writing its inability, to pay its debts as they become due.

(c)   <u>Breach of Reporting Covenant</u>. The Maker fails to comply with the obligation set forth in Section 6 (Reporting).

5.   <u>Remedies</u>. Upon the occurrence and during the continuance of an Event of Default, the Noteholder may, at its option, by written notice to the Maker declare the outstanding principal amount of the Loan, accrued and unpaid interest thereon, and all other amounts payable hereunder immediately due and payable. Furthermore, notwithstanding anything to the contrary contained herein, after the occurrence and during the continuance of an Event of Default, the Interest Rate on this Note shall be increased to 7% per annum upon written notice of the occurrence of such Event of Default (which notice shall not be required in the event of an Event of Default arising under Section 4(b)) unless otherwise waived in writing by the Noteholder.

6.   <u>Reporting</u>. Maker will send to Noteholder, on an annual basis within ninety (90) days of the end of each calendar year, a report of Maker's net asset value, as determined in good faith by Maker and consistent with Maker's customary calculations of net asset value presented to other financial stakeholders, and each such report will show no less than $10,000,000 in net asset value when the assets of Maker and Madryn Health Partners LP (reported by such entity in connection with its Promissory Note) are aggregated. Maker will provide a copy of the most recently available balance sheet of Maker to Noteholder upon request.

7.   <u>Consent to Judgment</u>. The Maker hereby irrevocably consents to the entry of judgment against it, upon the occurrence of an Event of Default, for all amounts due under this Note, to the fullest extent permitted by applicable law.

8.   Expenses. Each party hereto shall bear their own expenses incurred in connection with the negotiation, documentation, and execution of this Note; provided that the Maker agrees to reimburse the Noteholder upon demand for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys' fees) incurred by the Noteholder in connection with the enforcement of this Note or the protection of its rights hereunder after the occurrence of an Event of Default.

9.   Notices. All notices and other communications under this Note shall be in writing and shall be deemed delivered (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by electronic mail (with written confirmation of transmission), or (c) one (1) business day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

(a)   If to the Maker:

Madryn Asset Management, LP
330 Madison Avenue, 33rd Floor
New York, NY 10017
Attn: Avinash Amin
Email: [***]

With a copy to (which shall not constitute notice):

Moore & Van Allen PLLC
100 North Tyron Street, Suite 4700
Charlotte, NC 28202
Attn: Tripp Monroe

(b)   If to the Noteholder:

HealthQuest Partners II, L.P.
c/o HealthQuest Capital Management, L.P.
805 Las Cimas Parkway, Suite 245
Austin, TX 78746
Attn: Garheng Kong and Ajay Madan
Email: [***]

With a copy to (which shall not constitute notice):

HealthQuest Partners II, L.P.
555 Twin Dolphin Drive, Suite 370
Redwood City, CA 94065
Attn: Manfred Yu, Chief Financial Officer
Email: [***]

10.   Governing Law. This Note will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to that body of laws pertaining to conflict of laws.

11.   Disputes. The parties hereby (a) irrevocably and unconditionally submit to the jurisdiction of the federal or state courts located in the State of Delaware for the purpose of any suit, action or other proceeding arising out of, related to, or based upon this Note, (b) agree not to commence any suit, action or other proceeding arising out of, related to, or based upon this Note except in the federal or state courts

located in the State of Delaware, and (c) waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Note or the subject matter hereof may not be enforced in or by such court.

12.   WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS NOTE OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS NOTE OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH OF THE PARTIES HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS NOTE WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

13.   Successors and Assigns. This Note may be not be assigned or transferred by the Noteholder, except to an affiliate thereof. The Maker may not assign this Note without the prior written consent of the Noteholder.

14.   Integration. This Note and that certain Securities Purchase Agreement, dated as of the date hereof, by and among, *inter alios*, the Maker and the Noteholder executed in connection herewith constitutes the entire contract between the Maker and the Noteholder with respect to the subject matter hereof and supersedes all previous agreements and understandings, oral or written, with respect thereto.

15.   Amendments and Waivers. No term of this Note may be waived, modified, or amended, except by an instrument in writing signed by the Maker and the Noteholder. Any waiver of the terms hereof shall be effective only in the specific instance and for the specific purpose given.

16.   No Waiver; Cumulative Remedies. No failure by the Noteholder to exercise and no delay in exercising any right, remedy, or power hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, or power hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, or power. The rights, remedies, and powers herein provided are cumulative and not exclusive of any other rights, remedies, or powers provided by law.

17.   Severability. If any term or provision of this Note is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Note or render such term or provision invalid or unenforceable in any other jurisdiction.

18.   Counterparts. This Note may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement. This Note may be executed and delivered by facsimile or other means of electronic delivery and upon such delivery the signature will be deemed to have the same effect as if the original signature had been delivered to the other party or parties.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Maker has executed this Note as of the date first written above.

MADRYN HEALTH PARTNERS (CAYMAN MASTER), LP

By: MADRYN HEALTH ADVISORS, LP,
    its General Partner

By: MADRYN HEALTH ADVISORS GP,
    LLC, its General Partner

By: _____
Name:
Title:

Accepted and agreed:

HEALTHQUEST PARTNERS II, L.P.

By: HEALTHQUEST VENTURE MANAGEMENT II, L.L.C.,
     its General Partner

By_____
Name: Garheng Kong
Title: Managing Member